UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. )

AIRSCULPT TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

009496100
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
Adam T. Feinstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		29,324,180(1)
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		29,324,180(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,324,180(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
52.70%(2)

12	TYPE OF REPORTING PERSON*
IN

(1) Consists of 13,575,862 shares of Common Stock held directly by VSCP EBS Aggregator, L.P., a Delaware limited partnership, 4,374,714 shares of Common Stock held directly by Vesey Street Capital Partners Healthcare Fund-A, L.P., a Delaware limited partnership, and 11,373,604 shares of Common Stock held directly by EBS Aggregator Blocker Holdings, LLC, a Delaware limited liability company. Mr. Feinstein serves as managing partner of Vesey Street Capital Partners, L.L.C., a Delaware limited liability company, which is the general partner of Vesey Street Capital Partners Healthcare GP, L.P., a Delaware limited partnership, which serves as the general partner of VSCP EBS Aggregator, L.P. and Vesey Street Capital Partners Healthcare Fund-A, L.P. and the manager of EBS Aggregator Blocker Holdings, LLC.

(2) This percentage is calculated based on 55,640,154 shares of Common Stock outstanding as of December 2, 2021.

1	NAME OF REPORTING PERSONS
VSCP EBS Aggregator, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		13,575,862(1)
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		13,575,862(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,575,862(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
24.40%(2)

12	TYPE OF REPORTING PERSON*
PN

(1) Consists of 13,575,862 shares of Common Stock held directly by VSCP EBS Aggregator, L.P.

(2) This percentage is calculated based on 55,640,154 shares of Common Stock outstanding as of December 2, 2021.

1	NAME OF REPORTING PERSONS
Vesey Street Capital Partners Healthcare Fund-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		4,374,714(1)
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		4,374,714(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,374,714(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.86%(2)

12	TYPE OF REPORTING PERSON*
PN

(1) Consists of 4,374,714 shares of Common Stock held directly by Vesey Street Capital Partners Healthcare Fund-A, L.P.

(2) This percentage is calculated based on 55,640,154 shares of Common Stock outstanding as of December 2, 2021.

1	NAME OF REPORTING PERSONS
EBS Aggregator Blocker Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		11,373,604(1)
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		11,373,604(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,373,604(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
20.44%(2)

12	TYPE OF REPORTING PERSON*
CO

(1) Consists of 11,373,604 shares of Common Stock held directly by EBS Aggregator Blocker Holdings, LLC.

(2) This percentage is calculated based on 55,640,154 shares of Common Stock outstanding as of December 2, 2021.

1	NAME OF REPORTING PERSONS
Vesey Street Capital Partners, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		29,324,180(1)
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		29,324,180(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,324,180(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
52.70%(2)

12	TYPE OF REPORTING PERSON*
CO

(1) Consists of 13,575,862 shares of Common Stock held directly by VSCP EBS Aggregator, L.P., a Delaware limited partnership, 4,374,714 shares of Common Stock held directly by Vesey Street Capital Partners Healthcare Fund-A, L.P., a Delaware limited partnership, and 11,373,604 shares of Common Stock held directly by EBS Aggregator Blocker Holdings, LLC, a Delaware limited liability company. Mr. Feinstein serves as managing partner of Vesey Street Capital Partners, L.L.C., a Delaware limited liability company, which is the general partner of Vesey Street Capital Partners Healthcare GP, L.P., a Delaware limited partnership, which serves as the general partner of VSCP EBS Aggregator, L.P. and Vesey Street Capital Partners Healthcare Fund-A, L.P. and the manager of EBS Aggregator Blocker Holdings, LLC.

(2) This percentage is calculated based on 55,640,154 shares of Common Stock outstanding as of December 2, 2021.

Item 1 (a). Name of Issuer:

AirSculpt Technologies, Inc.

Item 1 (b). Address of Issuer's Principal Executive Offices:

c/o AirSculpt Technologies, Inc.

400 Alton Road, Unit TH-103M

Miami Beach, Florida

Item 2 (a). Name of Persons Filing:

The persons filing this statement are Adam T. Feinstein, VSCP EBS Aggregator, L.P., Vesey Street Capital Partners Healthcare Fund-A, L.P., EBS Aggregator Blocker Holdings, LLC, and Vesey Street Capital Partners, L.L.C. Together, Adam T. Feinstein, VSCP EBS Aggregator, L.P., Vesey Street Capital Partners Healthcare Fund-A, L.P., EBS Aggregator Blocker Holdings, LLC, and Vesey Street Capital Partners, L.L.C. are the “Reporting Persons.”

Item 2 (b). Address of Principal Business Office or, if None, Residence:

c/o AirSculpt Technologies, Inc.

400 Alton Road, Unit TH-103M

Miami Beach, Florida

Item 2 (c). Citizenship:

Adam T. Feinstein is a United States citizen.

VSCP EBS Aggregator, L.P. is a Delaware limited partnership.

Vesey Street Capital Partners Healthcare Fund-A, L.P. is a Delaware limited partnership.

EBS Aggregator Blocker Holdings, LLC is a Delaware limited liability company.

Vesey Street Capital Partners, L.L.C. is a Delaware limited liability company.

Item 2 (d). Title of Class of Securities:

Common Stock, $0.001 par value per share.

Item 2 (e). CUSIP Number:

009496100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3):

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

Adam T. Feinstein

(a) Amount beneficially owned: 29,324,180

(b) Percent of class: 52.70%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 29,324,180

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 29,324,180

VSCP EBS Aggregator, L.P.

(a) Amount beneficially owned: 13,575,862

(b) Percent of class: 24.40%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 13,575,862

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 13,575,862

Vesey Street Capital Partners Healthcare Fund-A, L.P.

(a) Amount beneficially owned: 4,374,714

(b) Percent of class: 7.86%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 4,374,714

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 4,374,714

EBS Aggregator Blocker Holdings, LLC

(a) Amount beneficially owned: 11,373,604

(b) Percent of class: 20.44%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 11,373,604

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 11,373,604

Vesey Street Capital Partners, L.L.C.

(a) Amount beneficially owned: 29,324,180

(b) Percent of class: 52.70%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 29,324,180

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 29,324,180

Item 5. Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Mr. Feinstein may be deemed to beneficially own, and have voting and dispositive power over, the shares of Common Stock held by VSCP EBS Aggregator, L.P., EBS Aggregator Blocker Holdings, LLC, and Vesey Street Capital Partners Healthcare Fund-A, L.P. through his role as managing partner of Vesey Street Capital Partners, L.L.C., which serves as the general partner of Vesey Street Capital Partners Healthcare GP, L.P., which serves as general partner or manager of each of the entities holding Common Stock. Each of the Reporting Persons disclaims beneficial ownership of any securities that exceed its pecuniary interest therein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2022

By:	/s/ Adam T. Feinstein
Adam T. Feinstein

VSCP EBS AGGREGATOR, L.P.

By:	/s/ Adam T. Feinstein
Adam T. Feinstein
Authorized Signatory

VESEY STREET CAPITAL PARTNERS HEALTHCARE FUND-A, L.P.

By:	/s/ Adam T. Feinstein
Adam T. Feinstein
Authorized Signatory

EBS AGGREGATOR BLOCKER HOLDINGS, LLC

By:	/s/ Adam T. Feinstein
Adam T. Feinstein
Authorized Signatory

VESEY STREET CAPITAL PARTNERS, L.L.C.

By:	/s/ Adam T. Feinstein
Adam T. Feinstein
Authorized Signatory

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)